SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                Southwest Banks, Inc.
                                  (Name of Issuer)

                       Common Stock, $.10 Par Value Per Share
                           (Title of Class of Securities)

                                     844786-10-3
                                   (CUSIP Number)

                                   Peter Mortensen
                               Chairman and President
                                 F.N.B. Corporation
                                  Hermitage Square
                         Hermitage, Pennsylvania 16148-3389
                                    (412) 981-6000
                    (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                  February 2, 1996
                        (Date of Event Which Requires Filing
                                 of this Statement)

                   If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                   Check the following box if a fee is being paid with the statement: [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

                   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.







                   The total number of shares reported herein is 1,009,710, which constitutes approximately 27.63% of the total number of shares of the issuer outstanding as of December 31, 1995. Unless otherwise indicated, all ownership percentages set forth herein assume that as of December 31, 1995, there were 3,654,089 shares of the issuer issued and outstanding.











































                           (Continued on following pages)



         CUSIP No. 844786-10-3


           1   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 F.N.B. Corporation
                 IRS Identification No.:  25-1255406

           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)
                 Not Applicable
                                                              (b)

           3   SEC USE ONLY


           4   SOURCE OF FUNDS
                 WC

           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                 Not applicable

           6   CITIZENSHIP OR PLACE OF ORGANIZATION
                 Pennsylvania

            NUMBER OF    7   SOLE VOTING POWER
             SHARES            1,009,710(1)
          BENEFICIALLY
            OWNED BY     8   SHARED VOTING POWER
              EACH              0
           REPORTING
             PERSON      9   SOLE DISPOSITIVE POWER
              WITH             1,009,710(1)

                        10   SHARED DISPOSITIVE POWER
                               0

          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                 1,009,710(1)

          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES



          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 27.63%

          14   TYPE OF REPORTING PERSON
                 CO, HC




         CUSIP No. 844786-10-3

         _____________________

         (1) The Reporting Person disclaims beneficial ownership of 827,273 of these shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). See Item 5 of this Schedule 13D.





















































         ITEM 1.  SECURITY AND ISSUER.

                   This Schedule 13D relates to the common stock, $.10 par value per share ("Southwest Common Stock," an individual share of which, a "Share"), of Southwest Banks, Inc. ("South-west"), a corporation organized and existing under the laws of the State of Florida and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). The principal executive offices of Southwest are lo-cated at 900 Goodlette Road North, Naples, Florida 33940.

         ITEM 2.  IDENTITY AND BACKGROUND.

                   This Schedule 13D is filed by F.N.B. Corporation ("FNB"), a corporation organized and existing under the laws of the Commonwealth of Pennsylvania and registered as a bank hold-ing company under the BHCA. Through its subsidiaries, FNB pro-vides a wide range of financial services to individuals and businesses located in Pennsylvania, eastern Ohio, and southwestern New York. FNB's principal offices are located at Hermitage Square, Hermitage, Pennsylvania 16148-3389.

                   Each executive officer and each director of FNB is a citizen of the United States. The name, business address, and present principal occupation of each executive officer and di-rector is set forth in Exhibit 1 to this Schedule 13D and is specifically incorporated herein by reference.

                   During the last five years, neither FNB nor, to the best of FNB's knowledge, any of its executive officers or di-rectors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FNB or such person was or is subject to a judgment, decree, or final order enjoin-ing future violations of, or prohibiting or mandating activi-ties subject to, federal or state securities laws, or finding any violation with respect to such laws.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   Pursuant to a stock option agreement, dated as of February 2, 1996, by and between Southwest, as issuer, and FNB, as grantee (the "Southwest Option Agreement"), Southwest has granted FNB an irrevocable option to purchase Shares covered by this Schedule 13D (the "Southwest Option"). Specifically, the Southwest Option grants FNB the right to purchase up to 727,163 Shares (approximately 19.9% of the number of Shares outstanding on December 31, 1995, without giving effect to the issuance of any Shares pursuant to an exercise of the Southwest Option),









         subject to certain adjustments, at a price, subject to certain adjustments, of $15.00 per Share. The Southwest Option was granted by Southwest as a condition of and in consideration for FNB's entering into the Agreement and Plan of Merger, dated as of February 2, 1996 by and among FNB, Lambda Corporation ("Lambda"), a Florida corporation and a wholly-owned subsidiary of FNB, and Southwest (the "Merger Agreement").

                   The exercise of the Southwest Option for the full number of Shares currently covered thereby would require ag-gregate funds of $10,907,445. It is anticipated that, should the Southwest Option become exercisable and should FNB elect to exercise the Southwest Option, FNB would obtain the funds for purchase from working capital.

                   A copy of the Southwest Option Agreement is included as Exhibit 2 to the FNB Current Report on Form 8-K dated the date hereof (the "FNB Form 8-K") and is incorporated herein by reference in its entirety.

         ITEM 4.  PURPOSE OF TRANSACTION.

                   On February 2, 1996, immediately before the execution and delivery of the Southwest Option Agreement, Southwest, FNB and Lambda entered into the Merger Agreement, pursuant to which Lambda will, subject to the conditions and upon the terms stated therein, merge with and into Southwest (the "Merger"), with Southwest surviving the Merger as a wholly-owned subsid-iary of FNB. The Southwest Option was granted by Southwest as a condition of and in consideration for FNB entering into the Merger Agreement.

                   In accordance with the Merger Agreement, each share (other than shares held by FNB or any of its subsidiaries other than in a fiduciary capacity or as a result of debts previously contracted) of Southwest Common Stock outstanding immediately prior to the effective time of the Merger (the "Effective Time") will at the Effective Time be converted into the right to receive 0.78 of a share (the "Exchange Ratio") of FNB common stock, subject to the terms and conditions of the Merger Agree-ment. At the Effective Time, each share of FNB common stock issued and outstanding immediately prior to the Effective Time will be unchanged and will remain issued and outstanding, and each share of Lambda common stock issued and outstanding prior to the Effective Time will be converted into one share of Southwest Common Stock and will otherwise remain issued and outstanding.












                   The articles of incorporation and by-laws of South-west in effect immediately prior to the effective time shall be the articles of incorporation and by-laws of the surviving cor-poration. Following the merger, the Shares will be delisted.

                   In connection with their approval of the Merger Agreement, the members of the Board of Directors of Southwest resolved to vote their shares in favor of the Merger and Merger Agreement at the Southwest Shareholder's meeting which will consider the Merger and Merger Agreement.

                   Prior to the execution of the Merger Agreement, cer-tain officers of Southwest amended their employment agreements to provide that this Merger does not constitute a change of control as defined in such contracts. In the Merger Agreement, FNB agreed to honor those amended contracts. Pursuant to the terms of those amended employment contracts, Southwest employ-ees will be entitled to receive shares of FNB common stock equal to the value of any unexercised stock options if their employment is terminated for any reason other than by death, whether by the officer, Southwest or FNB, following the Merger.

                   The Merger is subject to customary closing condi-tions, including, among other things, approval of the Merger and Merger Agreement by the shareholders of Southwest, the re-ceipt of certain regulatory approvals, the receipt from counsel of a favorable legal opinion with respect to the tax conse-quences of the transactions contemplated by the Merger Agree-ment, the receipt from Ernst & Young LLP, FNB's independent public accountants, of a favorable opinion with respect to the pooling of interests accounting treatment of the Merger, and the requirement that from December 31, 1995 through the close of the then most recent calendar quarter, Southwest must report cumulative earnings greater than or equal to an amount equal to $500,000 multiplied by the number of calendar quarters which have passed since December 31, 1995. In addition, the Merger is conditioned upon the effectiveness of a registration state-ment to be filed by FNB with the Securities and Exchange Com-mission (the "SEC") with respect to the shares of FNB common stock to be issued in the Merger, and the absence of any legal restraint or injunction. None of the foregoing approvals has yet been obtained, and there is no assurance as to if or when such approvals will be obtained. The Merger and the transac-tions contemplated by the Merger Agreement will be submitted for approval of the stockholders of Southwest at a meeting that is expected to occur in the second quarter of 1996.

                   The Merger Agreement contains certain covenants of the parties regarding the conduct of their respective busi-nesses pending the consummation of the Merger. Both parties








         agreed not to take any action which would adversely affect the ability of any party to obtain the required consents or to per-form its covenants and agreements under the Merger Agreement. FNB also agreed to continue to conduct its business in a manner designed, in its reasonable judgment, to enhance the long-term value of its common stock and its business prospects. South-west agreed to operate its business in the ordinary course con-sistent with past practice, to preserve intact its business organization and assets and to use reasonable efforts to main-tain its current employee relationships. Southwest also agreed that it would not amend its charter or by-laws; would not re-purchase, redeem or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans) any shares or any securities convertible into any shares of the capital stock of Southwest; would not declare or pay any divi-dends; except pursuant to the Merger Agreement, the Southwest Stock Option Agreement, stock options and warrants then out-standing or as otherwise disclosed, would not issue, sell, pledge, encumber, authorize the issuance of, enter into any such contract or to otherwise permit to become outstanding any additional Shares or any other capital stock or any stock ap-preciation rights, or any option, warrant, conversion or other right to acquire any such stock, or any security convertible into any such stock; and would not adjust, split, combine or reclassify any capital stock of Southwest. The Merger Agree-ment further contains certain restrictions on Southwest relat-ing to, among other things, the incurrence of additional in-debtedness and the imposition or continued existence of liens, the sale or encumbrance of the capital stock of any of its sub-sidiaries or of the assets of Southwest or any of its subsid-iaries, the purchase of securities or the making of material investments, the making of certain increases in employee and director compensation, modifications to certain employee ben-efit plans or employment contracts or the adoption or entry into of new ones, changes in tax and accounting methods, the commencement or settlement of litigation, the modification or termination of material contracts, the disposition of assets and the cancellation of indebtedness owed to Southwest.

                   The Merger Agreement further restricts Southwest from soliciting or encouraging any inquiries or proposals, or par-ticipating in any negotiations or discussions or providing any non-public information with respect to or concerning any acqui-sition proposal, including any proposal for a tender offer, merger, acquisition of a substantial equity interest in, or a substantial portion of the assets of Southwest or its subsid-iaries, unless otherwise required by the fiduciary duties of Southwest's respective boards of directors.











                   The Merger Agreement provides that Southwest will use its reasonable best efforts to list its Shares on the Nasdaq Stock Market as national market securities prior to the record date for determining shareholders entitled to vote at the shareholders' meeting which will consider approving the Merger and Merger Agreement.

                   The Merger Agreement provides that the Board of Di-rectors of FNB after the Effective Time will include three mem-bers of the Southwest Board of Directors. It is expected that the Board of Directors of Southwest will continue with its cur-rent members. It is the current intention of FNB, subsequent to the effective time of this strategic Merger, to retain the management team of Southwest with the authority and responsi-bility for operation Southwest and its subsidiaries in sub-stantially the same manner and fashion as historically operated by such management team.

                   The Merger Agreement may be terminated (i) by mutual consent of the parties; (ii) by a non-breaching party if the other party (a) provided that the terminating party is also not in material breach of its Merger Agreement, materially breaches any of the representations or warranties contained in the Merger Agreement, or (b) breaches any material covenant or agreement contained in the Merger Agreement, in each case if such breach has not been or cannot be cured within thirty days after notice; (iii) by any party if certain required regulatory approvals or consents are not obtained; (iv) by any party if Southwest's shareholders do not approve the Merger Agreement at the shareholders' meeting where the transactions are presented to such shareholders for approval and voted upon; (v) by either FNB or Southwest if the Merger is not consummated by July 31, 1997, unless the failure to consummate the Merger is due to a breach by the party seeking to terminate its obligations under the Merger Agreement; (v) by either party, provided that the terminating party is also not in material breach of the Merger Agreement, if any of the conditions precedent to the obligation of such party to consummate the Merger cannot be satisfied or fulfilled by July 31, 1997; or (vii) by Southwest, at any time during the 10-day period commencing two days after the date on which Federal Reserve Board approval for consummation of the Merger is received, if the average of the midpoint closing high bid and low asked prices of a share of FNB common stock during the 20 trading days preceding and ending on such date (the "Average Closing Price") is less than $19.00 per share, provided that in the event Southwest elects to exercise this termination right and upon notice, FNB will have the right to adjust the Exchange Ratio by dividing the product of $19 and the Exchange Ratio (as then in effect) by the Average Closing Price, in which case the Merger Agreement will not be termi-nated if Southwest permits such an election.









                   In the event of the termination and abandonment of the Merger Agreement following the occurrence of an Initial Triggering Event (as defined hereinafter and in the Southwest Option Agreement), the Merger Agreement provides that FNB shall be entitled to a cash payment from Southwest in an amount equal to $1 million upon the occurrence of any Subsequent Triggering Event (as defined hereinafter and in the Stock Option Agree-ment) prior to an Exercise Termination Date (as defined herein-after and in the Stock Option Agreement). In the event the Merger Agreement is terminated as a result of FNB's failure to satisfy any of its representations, warranties or covenants set forth therein, the Merger Agreement provides that FNB shall re-imburse Southwest for its reasonable out-of-pocket expenses relating to the Merger in an amount not to exceed $250,000.

                   The Southwest Option Agreement provides for the pur-chase by FNB of up to 727,163 Shares, subject to certain ad-justments (the "Southwest Option Shares") at an exercise price, subject to certain adjustments, of $15 per share, payable in cash. The Southwest Option Shares, if issued pursuant to the Southwest Option Agreement, would represent approximately 19.9% of the Southwest Common Stock issued and outstanding without giving effect to the issuance of any Shares pursuant to an ex-ercise of the Southwest Option.

                   The number of Shares subject to the Southwest Option will be increased or decreased to the extent that Southwest issues additional Shares (otherwise than pursuant to an exer-cise of the Southwest Option) or redeems, repurchases, retires or otherwise causes to be no longer outstanding Shares such that the number of Shares subject to the Southwest Option con-tinues to equal 19.9% of the Southwest Common Stock then issued and outstanding, without giving effect to the issuance of Shares pursuant to an exercise of the Southwest Option. In the event of any change in, or distributions in respect of, the Southwest Common Stock by reasons of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, distributions on or in re-spect of the Southwest Common Stock that would be prohibited under the terms of the Merger Agreement, or the like, the type and number of Shares subject to the Southwest Option, and the applicable exercise price per Southwest Option Share, will be appropriately adjusted in such manner as to fully preserve the economic benefits provided under the Southwest Option Agree-ment.

                   FNB or any other holder or holders of the Southwest Option (collectively, the "Holder") may exercise the Southwest Option, in whole or in part by sending written notice after the occurrence of an "Initial Triggering Event" and a "Subsequent









         Triggering Event" prior to termination of the Southwest Option. The term "Initial Triggering Event" is defined as the occur-rence of any of the following events:

                   (i) Southwest or any of its subsidiaries (each of "Southwest Subsidiary"), without having received FNB's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of the FNB Option Agree-ment having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations thereunder) other than FNB or any of its Subsidiaries (each an "FNB Subsid-iary") or the Board of Directors of Southwest shall have recom-mended that the stockholders of Southwest approve or accept any such Acquisition Transaction. For purposes of the FNB Option Agreement, "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction involving Southwest or any Significant Subsidiary (as defined in Rule 1-02 of Regu-lation S-X promulgated by the Securities and Exchange Commis-sion (the "SEC")) of Southwest, (y) a purchase, lease, or other acquisition of all or a substantial portion of the assets or deposits of Southwest or any Significant Subsidiary (as defined in the FNB Option Agreement) of Southwest, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 15 per-cent or more of the voting power of Southwest.

                  (ii) Any person other than FNB, any FNB Subsidiary, or any Southwest Subsidiary acting in a fiduciary capacity in the ordinary course of its business shall have acquired benefi-cial ownership or the right to acquire beneficial ownership of 15 percent or more of the outstanding shares of Southwest Com-mon Stock (the term "beneficial ownership" for purposes of the Southwest Option Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

                 (iii) The shareholders of Southwest shall not have approved the transaction contemplated by the Merger Agreement at the shareholder meeting held for that purpose, or such meet-ing shall not have been held or shall have been cancelled prior to termination of the Merger Agreement, in either case, after the Board of Directors of Southwest shall have withdrawn or modified, or publicly announced its interest to withdraw or modify, its recommendation that the stockholders of Southwest approve the transactions contemplated by the Merger Agreement, or after Southwest or any Southwest Subsidiary, without having received FNB's prior written consent, shall have authorized, recommended, proposed, or publicly announced its intention to









         authorize, recommend, or propose, to engage in an Acquisition Transaction with any person other than FNB or an FNB Subsid-iary;

                  (iv) Any person other than FNB or any FNB Subsidiary shall have made a bona fide proposal to Southwest or its stock-holders to engage in an Acquisition Transaction;

                   (v) Southwest shall have willfully breached any cov-enant or obligation contained in the Merger Agreement in an-ticipation of engaging in an Acquisition Transaction and such breach (x) would entitle FNB to terminate the Merger Agreement; or

                  (vi) Any person other than FNB or any FNB Subsidiary, other than in connection with a transaction to which FNB has given its prior written consent, shall have filed an applica-tion or notice with the Federal Reserve Board, or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

                   "Subsequent Triggering Event" is defined as either
         (A) the acquisition by any person of beneficial ownership of 25 percent or more of the then outstanding Southwest Common Stock, or (B) the occurrence of the Initial Triggering Event described in clause (i) above, except that the percentage referred to in subclause (z) thereof shall be 25 percent.

                   After a Subsequent Triggering Event prior to the ter-mination of the Southwest Option, FNB (on behalf of itself or any subsequent Holder) may demand that the Southwest Option and the related Southwest Option Shares be registered under the Securities Act of 1933, as amended (the "Securities Act").
         Upon such demand, Southwest must effect such registration promptly, subject to certain exceptions. FNB is entitled to two such registrations.

                   The Southwest Option terminates at or upon, and each of the following constitutes an Exercise Termination Event, (i) the Effective Time, (ii) termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of an Initial Triggering Event, or (iii) twelve months (subject to extension to obtain regulatory approvals, allow statutory wait-ing periods to expire, and to avoid liability under Section 16(h) of the 1934 Act) after termination of the Merger Agree-ment following the occurrence of an Initial Triggering Event.












                   Upon the occurrence of a Repurchase Event (as herein-after defined) that occurs prior to an Exercise Termination Event, (i) at the request of the Holder delivered prior to the Exercise Termination Event, Southwest shall repurchase the Southwest Option from the Holder at a price ("Southwest Option Repurchase Price") equal to the amount by which (x) the "Market/Offer Price" (as hereinafter defined) exceeds (y) the then applicable Southwest Option exercise price, multiplied by the number of shares for which the Southwest Option may than be exercised; and (ii) at the request of the owner of Southwest Option Shares from time to time (the "Owner") delivered prior to the Exercise Termination Event, Southwest shall repurchase such number of Southwest Option Shares from the Owner as the Owner designates at a price per share (the "Southwest Option Share Repurchase Price") equal to the "Market/Offer Price." "Market/Offer Price" means the highest of (A) the price per share of Southwest Common Stock at which a tender offer or ex-change offer therefor has been made, (B) the price per share of Southwest Common Stock to be paid by any third party pursuant to an agreement with Southwest, (C) the highest closing price for shares of Southwest Common Stock within the three-month period immediately preceding the date the Holder gives notice of the required repurchase of the Southwest Option or the Owner gives notice of the required repurchase of Southwest Option Shares, as the case may be, and (D) in the event of the sales of all or a substantial portion of Southwest's assets, the sum of the net price paid in such sale for such assets and the cur-rent market value of the remaining assets of Southwest divided by the number of shares of Southwest Common Stock then out-standing. "Repurchase Event" means (i) the consummation of certain mergers, consolidations or similar transactions involv-ing Southwest or any purchase, transfer or other acquisition of all or a substantial portion of the assets of Southwest by any person other than FNB or a FNB subsidiary, other than any such transaction which would not constitute an Acquisition Transac-tion (as defined above) or (ii) the acquisition by any person of beneficial ownership of 50% or more of the then outstanding shares of Southwest Common Stock.

                   In the event that prior to termination of the South-west Option, Southwest enters into an agreement (i) to consoli-date with or merge into any person other than FNB or one of its subsidiaries and shall not be the continuing or surviving cor-poration of such consolidation or merger, (ii) to permit any person other than FNB or one of its subsidiaries to merge into Southwest with Southwest as the continuing or surviving corpo-ration, but in connection therewith the then outstanding shares of Southwest Common Stock are changed into or exchanged for securities of any other person or cash or any other property, or the then outstanding shares of Southwest Common Stock after









         such merger represent less than 50% of the outstanding voting shares and voting share equivalents of the merged company, or
         (iii) to sell or transfer all or substantially all of its as-sets to any entity other than FNB or one of its subsidiaries, then such agreement shall provide that the Southwest Option be converted into or exchanged for an option (a "Substitute Op-tion") to purchase shares of common stock of, at the Holder's option, either (x) the continuing or surviving corporation of a merger or consolidation or the transferee of all or substan-tially all of Southwest's assets, or (y) the person controlling such continuing or surviving corporation or transferee. The number of shares subject to the Substitute Option and the exer-cise price per share will be determined in accordance with a formula in the Southwest Option Agreement. To the extent pos-sible, the Substitute Option will contain terms and conditions that are the same as those in the Southwest Option.

                   The issuer of the Substitute Option will be required to repurchase the Substitute Option at the request of the holder thereof and to repurchase any shares of such issuer's common stock ("Substitute Common Stock") issued upon exercise of a Substitute Option ("Substitute Shares") at the request of the owner thereof. The repurchase price for a Substitute Op-tion will equal the amount by which (A) the "Highest Closing Price" (as defined below) exceeds (B) the exercise price of the Substitute Option, multiplied by the number of shares of Sub-stitute Common Stock for which the Substitute Option may then be exercised. The repurchase price for the Substitute Shares shall equal the "Highest Closing Price" multiplied by the num-ber of Substitute Shares to be repurchased. As used herein, "Highest Closing Price" means the highest closing price for shares of Substitute Common Stock within the three-month period immediately preceding the date the holder gives notice of the required repurchase of the Substitute Option or the owner gives notice of the required repurchase of Substitute Shares, as the case may be.

                   Neither Southwest nor FNB may assign any of its re-spective rights and obligations under the Southwest Option Agreement or the Southwest Option to any other person without the other party's express written consent, except that if a Subsequent Triggering Event occurs prior to termination of the Southwest Option, FNB, subject to the express provisions hereof, may assign in whole or in part its rights and obliga-tions thereunder; provided, however, that until 30 days after the Federal Reserve Board approves an application by FNB to acquire the Southwest Option Shares, FNB may not assign its rights under the Southwest Option except in (i) a widely dis-persed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of









         the voting shares of Southwest, (iii) an assignment to a single party for the purpose of conducting a widely dispersed public distribution on FNB's behalf, or (iv) any other manner approved by the Federal Reserve Board.

                   The rights and obligations of Southwest and FNB under the Southwest Option Agreement are subject to receipt of any required regulatory approvals, and both parties have agreed to use their best efforts in connection therewith. These include, but are not limited to, applying to the Federal Reserve Board for approval to acquire the Southwest Option Shares.

                   The foregoing descriptions of the Merger Agreement and the Southwest Option Agreement are qualified in their en-tirety by reference to copies of each of such documents which are included as Exhibits 1 and 2, respectively, to the FNB Form 8-K filed the date hereof and are incorporated herein by ref-erence in their entirety.

                   On February 5, 1996, FNB announced the anticipated Merger and the terms of the Merger Agreement with Southwest. A copy of the February 5th press release is attached as Exhibit 3 to the FNB Form 8-K and is incorporated herein by reference to its entirety.

                   Except as set forth herein or in the Exhibits hereto, FNB does not have any current plans or proposals that relate to or would result in:

                   (a) The acquisition by any person of additional shares of Southwest Common Stock or the disposi-tion of shares of Southwest Common Stock;

                   (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involv-ing Southwest or any of its subsidiaries;

                   (c) A sale or transfer of a material amount of as-sets of Southwest or any of its subsidiaries;

                   (d) Any change in the present Board of Directors or management of Southwest, including any plans or proposals to change the number or terms of di-rectors or to fill any existing vacancies on the board;

                   (e) Any material change in the present capitaliza-tion or dividend policy of Southwest;











                   (f) Any other material change in Southwest's busi-ness or corporate structure;

                   (g) Any changes in Southwest's charter, bylaws or instruments corresponding thereto or other ac-tions which may impede the acquisition of con-trol of Southwest by any person;

                   (h) Causing a class of securities of Southwest to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                   (i) A class of equity securities of Southwest becom-ing eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

                   (j) Any action similar to any of those enumerated above.


         ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

                   As of December 31, 1995, to the best of FNB's knowl-edge, there were 3,654,089 Shares issued and outstanding.

                   (a) As of the date hereof, FNB owns 172,621 Shares (the "Beneficially Owned Shares"), representing approximately 4.72% of the outstanding Shares as of December 31, 1995 and warrants (the "Warrants") to acquire 9,816 Shares (the "Warrant Shares") at an exercise price of $5.64, representing approxi-mately .27% of the outstanding Shares as of December 31, 1995 before giving effect to the exercise of the Warrant (the
         "Beneficially Owned Shares").   Pursuant to the Southwest Op-
         tion Agreement, FNB has the right to acquire up to 727,163 ad-ditional Shares, subject to adjustment, representing approxi-mately 19.9% of the outstanding Shares as of December 31, 1995 before giving effect to the exercise of the Southwest Option. FNB may be deemed to be the beneficial owner of the Southwest Option Shares, but disclaims such beneficial ownership.

                   As of the date hereof, to the best of the knowledge of FNB, the following directors and executive officers of FNB beneficially own shares of Southwest Common Stock (the "D&O Shares"):












                                            No. of Shares

                   Peter Mortensen          13,435
                   J. T. Weller, Sr.           521
                   C. T. Cricks              8,003
                   William B. Campbell       8,608
                   Stephen J. Gurgovits      3,873
                   Paul Lynch                  312
                   Joseph M. Walton          1,040
                   Donna C. Winner          52,020
                   Thomas Hodge             10,441

                   Total Number of Shares   98,253

         All such amounts in the aggregate represent approximately 2.69% of the outstanding Southwest Common Stock as of December 31, 1995. In addition, Mr. Mortensen owns warrants to purchase 1,857 Shares at an exercise price of $5.64, which is currently exercisable and which expires on June 19, 2001.

                   FNB disclaims any ownership of such Shares held by its executive officers and directors. Except as stated herein, neither FNB nor, to the best knowledge of FNB, any executive officer or director of FNB identified on Exhibit 1 attached hereto, is the beneficial owner of, or has the right to ac-quire, directly or indirectly, any shares of Common Stock.

                   (b) FNB has sole voting and sole dispositive power as to the Beneficially Owned Shares. Currently, FNB has no right to vote or dispose of the Southwest Option Shares or the Warrant Shares. FNB will not acquire the right to vote or dis-pose of the Southwest Option Shares or the Warrant Shares until such time as it exercises the Southwest Option or Warrants.
         The Southwest Option is not currently exercisable and will become exercisable only upon the occurrence of certain events described above and in Item 4 and in the Southwest Option Agreement. FNB has sole dispositive power as to its Warrants, and will acquire sole voting and dispositive power as to the Warrant Shares only upon exercise of its Warrants. The Warrants are currently exercisable. The Warrants expire










         on June 19, 2001. All of the directors and executive officers identified in Item 5(a) above have sole voting and sole dispositive power with respect to the D&O Shares. Mr. Mortensen also has sole dispositive power as to his warrants, and will acquire sole voting and dispositive power as to the underlying Shares only upon exercise of his warrants, which are currently exercisable.

                   (c) Except for the issuance of the Southwest Option, no transactions in Southwest Common Stock were effected during the past sixty days by FNB or, to the best of FNB's knowledge, by any executive officer or director of FNB.

                   (d) So long as FNB has not exercised the Southwest Option or Warrants, FNB does not have the right to receive or the power to direct the receipt of dividends from, or the pro-ceeds from the sale of, any of the Southwest Option Shares or Warrant Shares. FNB has, and the directors and officers iden-tified in Item 5(a) above have, the right to receive dividends from, and the proceeds from the sale of, the Beneficially Owned Shares and the D&O Shares, respectively. So long as Mr. Mortensen has not exercised his warrants, he does not have the right to receive, or the power to direct the receipt of divi-dends from, or the proceeds from the sale of, any Southwest shares issued upon such exercise.

                   (e)  Not applicable.


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                   As described above, the Merger Agreement contains certain customary restrictions on the conduct of the business of Southwest, including certain customary restrictions relating to the Southwest Common Stock.

                   Mr. Mortensen, the Chairman of the Board of Directors and the President of FNB, is a member of the Board of Directors of Southwest.

                   Except as provided in the Merger Agreement and the Option Agreement and except as described above, neither FNB nor, to the best of FNB's knowledge, any of the individuals













         named in Schedule 1 hereto, has any contracts, arrangements, understandings, or relationships (legal or otherwise), with any person with respect to any securities of Southwest, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.




















































         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                   The following Exhibits are filed as part of this
         Schedule 13D:

         Exhibit 1 -   Name, Business Address, and Present Principal
                       Occupation of Each Executive Officer and Director of F.N.B. Corporation.

         Exhibit 2 -   Stock Option Agreement, dated as of February 2,
                       1996, by and between Southwest Banks, Inc., as issuer, and F.N.B. Corporation, as grantee (in-corporated by reference to Exhibit 2 to F.N.B.
                       Corporation's Current Report on Form 8-K dated the date hereof).

         Exhibit 3 -   Agreement and Plan of Merger, dated as of Febru-
                       ary 2, 1996, by and among F.N.B. Corporation, Lambda Corporation and Southwest Banks, Inc. (in-corporated by reference to Exhibit 1 to F.N.B.
                       Corporation's Current Report on Form 8-K dated the date hereof).

         Exhibit 4 -   Press Release, dated February 5, 1996, relating
                       to transactions between F.N.B. Corporation and Southwest Banks, Inc. (incorporated by reference to Exhibit 3 to F.N.B. Corporation's Current Re-port on Form 8-K dated the date hereof).































                                    SIGNATURE



                   After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                  F.N.B. CORPORATION




                                  By:    /s/ John D. Waters
                                       Name: John D. Waters
                                       Title: Vice President and Chief
                                              Financial Officer


         February 9, 1996








































                                  EXHIBIT INDEX


         EXHIBIT                 DESCRIPTION                  SEQUENTIAL
                                                               PAGE NO.

         1          Name, Business Address, and Present
                    Principal Occupation of Each
                    Executive Officer and Director of
                    F.N.B. Corporation

         2          Stock Option Agreement, dated as of
                    February 2, 1996, by and between
                    Southwest Banks, Inc., as issuer,
                    and F.N.B. Corporation, as grantee
                    (incorporated by reference to
                    Exhibit 2 to F.N.B.  Corporation's
                    Current Report on Form 8-K dated
                    the date hereof).

         3          Agreement and Plan of Merger, dated
                    as of February 2, 1996, by and among
                    F.N.B. Corporation, Lambda Corpora-
                    tion and Southwest Banks, Inc.
                    (incorporated by reference to
                    Exhibit 1 to F.N.B. Corporation's
                    Current Report on Form 8-K dated
                    the date hereof).

         4          Press Release, dated February 5,
                    1996, relating to transactions
                    between F.N.B. Corporation and
                    Southwest Banks, Inc. (incorporated
                    by reference to Exhibit 3
                    to F.N.B. Corporation's Current
                    Report on Form 8-K dated the
                    date hereof).















                                       -22-